EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2010	2009	2008
	(In thousands, except per share data)
Basic loss per share:
Net loss	$(773,028)	$(659,326)	$(928,508)
Weighted-average shares outstanding	135,560	82,317	81,423

Basic loss per share	$(5.70)	$(8.01)	$(11.40)

Diluted net loss per share:
Net loss	$(773,028)	$(659,326)	$(928,508)
Weighted-average shares for diluted EPS	135,560	82,317	81,423

Diluted net loss per share	$(5.70)	$(8.01)	$(11.40)